FILE NO. 333-12839
                                                FILED PURSUANT TO RULE 424(b)(3)

                             MTR GAMING GROUP, INC.

                                SUPPLEMENT NO. 1
                     TO PROSPECTUS DATED NOVEMBER 14, 1996
         RELATING TO 1,726,066 SHARES OF COMMON STOCK, $.00001 PAR VALUE


         The Prospectus is supplemented by amending the following sections to include the information below: Prospectus Summary--Recent Developments, Risk Factors--Leverage and Debt Service, Management's Discussion and Analysis of Financial Condition and Results of Operations and Description of Certain Indebtedness.

Prepayment of Loans Made by Bennett Management and Development Corp.

         On  December  26,  1996,   the  Company's   wholly  owned   subsidiary,
Mountaineer  Park,  Inc.  ("Mountaineer"),   prepaid  in  full  the  outstanding
$8,711,273.16 balance of the Bennett Loan. The Bennett Loan, which was in the original principal amount of $10.2 million and was drawn in 1994 and 1995 pursuant to a June 27, 1994 Construction Loan Agreement, as later amended, was secured by a first priority credit line deed of trust on Mountaineer's real property and a perfected security interest evidenced by a UCC-1 Financing Statement with respect to its personal property.

         The Bennett Loan required Mountaineer on January 2, 1997 to pay Bennett either $500,000 in cash or $750,000 worth of the Company's Common Stock if the loan was not prepaid by January 1, 1997. Prior to a September 19, 1996 amendment of the Construction Loan Agreement, which was effective October 31, 1996, the January 2 payment would have been $2.5 million worth of the Company's Common Stock. The prepayment permitted Mountaineer to avoid the January 2 payment. Bennett has delivered releases of the liens against Mountaineer's real and personal property. The prepayment was from the proceeds of a new $11.1 million loan discussed below.

         Pursuant to the Bennett Construction Loan Agreement, as amended, for the period commencing upon prepayment and terminating at the close of business (Eastern Time) ten (10) business days thereafter, the Company had the option to repurchase all (but not part) of the 1,530,000 shares of the Company's common stock previously issued to Bennett in connection with the Bennett Loan for a price per share equal to 90% of the average closing bid price of the Shares as reported by Nasdaq for the twenty (20) consecutive trading days immediately preceding the date of prepayment, but in no event less than $1.125 per share (the "Repurchase Option"). The Company did not exercise the Repurchase Option, and it has expired. In the event Bennett wishes to sell the shares, in whole or in part, pursuant to the September 19, 1996 amendment, however, the Company has the right until December 31, 1997 to match any offer to purchase the shares.




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$11.1 Million Loan and $5,376,500 Revolving Line of Credit

         On December 26, 1996, Mountaineer borrowed $11.1 million from Madeleine L.L.C., which had provided Mountaineer the $5 million Term Loan on July 2, 1996, enabling Mountaineer to prepay the Bennett Loan. The total loan of $16.1 million, which is governed by the parties' Amended and Restated Term Loan Agreement and Amended and Restated General Security Agreement, is evidenced by Mountaineer's Promissory Note and is secured by a first priority Credit Line Deed of Trust with respect to Mountaineer's real property and a perfected security interest evidenced by a UCC-1 Financing Statement with respect to its personal property.

         The loan bears interest at the rate of 12% per annum and calls for payments of interest only with the principal due at the end of a three-year term. The loan is guaranteed by the Company. As part of the transaction, the Company has agreed to issue the lender, over a period of thirteen months, 550,000 shares of the Company's Common Stock and warrants to purchase an additional 1,632,140 shares for $1.06 per share. A further fee of $888,000 (8% of the loan amount) is due on July 2, 1997, but will be waived by the lender if the loan has been prepaid prior to that date. In that event, however, the Company has agreed to pay a fee of approximately $250,000 to Bridge Capital, L.L.C., which arranged the transaction. If not prepaid by November 15, 1997, the loan is also subject to annual fees of stock, cash, and warrants. Annual fees with respect to the $5 million loan made in July of 1996 have been deferred from July 2 to November 15, 1997.

         The shares and warrants, as well as the Warrants issued to the lender in connection with the $5 million loan made in July, are entitled to protection from dilution in certain circumstances. The Company has agreed to register the shares and warrants for public sale pursuant to the terms of the warrants and the Registration Rights Agreement entered July 2, 1996. Amendment No. 1 to the Registration Rights Agreement, which was entered in connection with the transaction, limits the lender's right to demand registration to once per calendar year absent default by Mountaineer or the Company, prepayment of the loan, or a change in control of the Company.

         The Company will use the net proceeds of the loan (approximately $2.4 million after prepayment of the Bennett Loan and certain costs of the transaction) for further improvements at Mountaineer and for general corporate purposes. Specific projects under consideration are the construction of a convention facility, expansion of the 101 room Mountaineer Lodge, construction of a bowling alley, a second addition to the Speakeasy Gaming Saloon, the purchase of additional video slot machines, and the construction of a production facility capable of broadcasting Mountaineer's live racing product to other racetracks and off track wagering facilities, though all such proposals are subject to, among other things, approval by the Company's board of directors and any applicable governmental approvals. There can be no assurances, however, that all or any of the projects under consideration will be undertaken.

         Pursuant to the Amended and Restated Term Loan Agreement, the lender also provided Mountaineer a $5,376,500 revolving line of credit to be used for capital improvements, the acquisition of equipment and/or other gaming businesses, or the acquisition of properties for use in the gaming and lottery businesses, consistent with the current business of Mountaineer.



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         Borrowing  under the line of credit is conditioned  upon (i) compliance with all loan documents; (ii) affirmation that all prior warranties and representations remain true; (iii) submission of a notice of borrowing that is for a sum not less than $500,000 and which contains a detailed description of the use of proceeds; and (iv) maintenance by Mountaineer for the six calendar months preceding the date of the notice of borrowing (at Mountaineer's election, exclusive of the months of December and January) a monthly average of $750,000 in earnings before interest, taxes, depreciation, and amortization.

         Loans under the line of credit bear interest at 15% per annum. In connection with the line of credit, Mountaineer has agreed to pay an annual fee of $376,500, the first of which is payable over 13 months. The Company has agreed to guarantee any loans made under the line of credit.

         All initially capitalized terms used herein shall have the same meaning as specified in the Prospectus.

                  The date of this Supplement is March 18, 1997


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